WASHINGTON, D.C.  20549
FORM 12b-25
NOTIFICATION OF LATE FILING
U.S. SECURITIES AND EXCHANGE COMMISSION

check box:    [X] Form 10-K

Period Ended June 30, 2001

PART I - REGISTRANT INFORMATION

J Net Enterprises, Inc.
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Full Name of Registrant:

Jackpot Enterprises, Inc.
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Former Name if Applicable

4020 W. Lake Creek Drive, #100
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Address of Principal Executive Office (Street and Number)

Wilson, Wyoming 83014
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City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The New York City offices of InterWorld Corporation, a significant subsidiary of J Net Enterprises, Inc., were closed from September 11, 2001 to September 18, 2001 because of the terrorist attacks on the World Trade Center. Consequently, the completion of the consolidation and the filing of the Company's Form 10-K cannot be accomplished by the prescribed due date without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark Wilson, Controller                              972                665-1313
(Name)                                                   (Area Code)      (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [x] Yes [ ] No

The Company is determining whether an 8-K is required in connection with an investment, which, because of events which transpired after the date of such investment, may have required an 8-K relating to a material acquisition.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

J Net Enterprises, Inc.
________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 2001                 By: /s/  Mark W. Hobbs
                                                           President